EXHIBIT 99.5

        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying forms of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                           PROPOSED ISSUE OF A SHARES

Notices all dated 6 December 2005 convening the class meeting of holders of Domestic Shares to be held on 20 January 2006 at 9:30 a.m., the class meeting of holders of H Shares to be held on 20 January 2006 at 10:00 a.m. (or immediately after the conclusion or adjournment of the class meeting of holders of Domestic Shares), and the EGM to be held on 20 January 2006 at 10:30 a.m. (or immediately after the conclusion or adjournment of the class meeting of holders of H Shares) at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC are set out on pages 7 to 12 of this circular.

Whether or not you are able to attend the respective meetings, you are requested to complete and return the enclosed forms of proxy in accordance with the instructions printed thereon. If you intend to attend the respective meetings, you are required to complete and return the reply slip to the registered office of Guangshen Railway Company Limited at No. 1052 Heping Road, Shenzhen, Gunagdong Province, the PRC before 31 December 2005. The proxy forms should be returned to the registered office of the Company not less than 24 hours before the time appointed for the holding of the respective meetings (or any adjournment thereof).

                                                                 8 December 2005

                                    CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS .............................................................     1
LETTER FROM THE BOARD ...................................................     3
NOTICE OF CLASS MEETING OF HOLDERS OF H SHARES ..........................     7
NOTICE OF CLASS MEETING OF HOLDERS OF DOMESTIC SHARES ...................     9
NOTICE OF EXTRAORDINARY GENERAL MEETING .................................    11

                                   DEFINITIONS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"A Share(s)"                the domestic invested share(s) of the Company with a
                            nominal value of RMB1.00 each proposed to be issued
                            to institutional and public investors in the PRC by
                            the Company

"A Share Issue"             the proposed issue and allotment of not more than
                            2,750,000,000 A Shares to institutional and public
                            investors in the PRC by the Company, in which such A
                            Shares are proposed to be listed on the Shanghai
                            Stock Exchange

"Acquired Assets"           the railway transportation business between
                            Guangzhou and Pingshi currently operated by the
                            Vendor and all assets and liabilities relating to
                            such business

"Acquisition"               the acquisition of the Acquired Assets pursuant to
                            the Acquisition Agreement

"Acquisition Agreement"     the conditional sale and purchase agreement entered
                            into between the Vendor and the Company dated 15
                            November 2004 in relation to the Acquisition

"ADSs"                      American depositary shares, each representing 50 H
                            Shares

"Board"                     the board of directors of the Company

"Circular"                  the circular dated 5 December 2004 issued by the
                            Company in respect of, inter alia, the proposed A
                            Share Issue

"Company"                   Guangshen Railway Company Limited, a joint stock
                            limited company incorporated in the PRC on 6 March
                            1996, the H Shares of which are listed on the HKSE
                            and the ADSs of which are listed on the NYSE

"Company Register"          the register of members of the Company

"CSRC"                      China Securities Regulatory Commission

                                  DEFINITIONS

"EGM" the Extraordinary General Meeting of the Company to be held on 20 January 2006

"H Shares"                  the overseas listed foreign shares of the Company
                            with a nominal value of RMB1.00 each and listed on
                            the HKSE

"HKSE"                      The Stock Exchange of Hong Kong Limited

"Hong Kong"                 the Hong Kong Special Administrative Region of the
                            PRC

"Latest Practicable Date"   2 December 2005, being the latest practicable date
                            prior to the printing of this circular

"NYSE"                      The New York Stock Exchange, Inc.

"Parent Company"            Guangzhou Railway (Group) Company,, a state-owned
                            enterprise under the administration of the Ministry
                            of Railways and also the controlling shareholder of
                            the Company

"PRC"                       the People's Republic of China

"Vendor" Guangzhou Railway Group Yang Cheng Railway Company, a PRC state-owned enterprise and a wholly-owned subsidiary of the Parent Company

                            LETTER FROM THE BOARD

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

Executive Directors:                    Registered office:
Wu Junguang                             No.1052 Heping Road
Li Kelie                                Shenzhen, Guangdong Province
Yang Jinzhong                           The People's Republic of China
                                        Postal Code: 518010

Non-executive Directors:
Hu Lingling
Wu Houhui
Wen Weiming

Independent Non-executive Directors:
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

Company Secretary:
Guo Xiangdong

                                                                 8 December 2005

Dear Shareholder(s),

                           PROPOSED ISSUE OF A SHARES

INTRODUCTION

On 6 December 2005, the Board announced that the Company wishes to seek from the shareholders a refreshment of the mandate authorising the Board to proceed with an issue of not more than 2,750,000,000 new A Shares and to handle all relevant matters in connection therewith.

This circular contains, inter alia, details of the proposed refreshment of the mandate to the Board and notices of the class meeting of holders of Domestic Shares, class meeting of holders of H Shares and the EGM.

                              LETTER FROM THE BOARD

A SHARE ISSUE

The Company refers to its previous announcement dated 30 December 2004 regarding the proposed allotment and issue of not more than 2,750,000,000 new A Shares. The Company has submitted an application to CSRC for the proposed A Share Issue and is still awaiting for its approval. The mandate authorising the Board to handle all relevant matters in connection with the proposed issue at the class meeting of the holders of Domestic Shares, the class meeting of the holders of H Shares and the extraordinary general meeting all held on 30 December 2004 will expire on 29 December 2005. In that regard, the Company intends to seek from the shareholders a new mandate authorising the Board to proceed with the A Share Issue and to handle all relevant matters in connection therewith.

At present, the H Shares are listed on HKSE and the ADSs are listed on NYSE. The Company has not engaged in any fund raising activities within the 12 months prior to the Latest Practicable Date.

STRUCTURE OF A SHARE ISSUE

The proposed structure of the A Share Issue as set out in the Circular is summarized below:

Number of A Shares to be issued:         Not more than 2,750,000,000 A Shares,
                                         representing approximately 63.43% of
                                         the existing issued share capital of
                                         the Company and approximately 38.81% of
                                         the issued share capital of the Company
                                         as enlarged by the A Share Issue

Nominal value:                           RMB1.00 each

Target subscribers:                      Natural persons and institutional
                                         investors within the PRC (except those
                                         restricted by the applicable PRC laws
                                         and regulations). It is not expected
                                         that the Parent Company or any other
                                         connected persons of the Company will
                                         subscribe for the A Shares. If they do,
                                         the Company will then comply with the
                                         relevant requirements of the Listing
                                         Rules

Basis for determining the issue price:   The issue price for the proposed A
                                         Share Issue will be determined on the
                                         basis of market demand and the
                                         applicable CSRC regulations and thus
                                         the amount to be raised cannot be
                                         determined as at the Latest Practicable
                                         Date

Use of proceeds:                         To finance the Acquisition and any
                                         surplus will be used as general working
                                         capital of the Company

                              LETTER FROM THE BOARD

The terms of the proposed renewal of the mandate authorising the Board to proceed with the A Share Issue are identical to those set out in the Circular.

The Company was advised by its PRC lawyers that a dilution in the Parent Company's shareholding of the Company as a result of the A Share Issue is not subject to any specific approval of government authorities in the PRC.

EFFECTS OF THE A SHARE ISSUE ON THE COMPANY'S CAPITAL STRUCTURE

Set out below is the shareholding structure of the Company as at the Latest Practicable Date and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 2,750,000,000 new A Shares will be issued under the A Share Issue:

                                                 AS AT THE             IMMEDIATELY UPON COMPLETION
                                          LATEST PRACTICABLE DATE         OF THE A SHARE ISSUE
                                       ----------------------------   ----------------------------
NAMES OF                                 NUMBER OF     SHAREHOLDING     NUMBER OF     SHAREHOLDING
SHAREHOLDERS         TYPES OF SHARES    SHARES HELD     PERCENTAGE     SHARES HELD     PERCENTAGE
------------         ---------------   -------------   ------------   -------------   ------------
                                           Shares           %            Shares           %
The Parent Company     State-owned     2,904,250,000       66.99      2,904,250,000       40.99
                     Domestic Shares

Shareholders             H Shares      1,431,300,000       33.01      1,431,300,000       20.20
   of H Shares

Shareholders             A Shares                 --          --      2,750,000,000       38.81
   of A Shares
                                       -------------      ------      -------------      ------
Total                                  4,335,550,000      100.00      7,085,550,000      100.00
                                       =============      ======      =============      ======

SHAREHOLDERS' APPROVAL

The class meeting of holders of Domestic Shares ("DOMESTIC SHARE CLASS MEETING") and the class meeting of holders of H Shares ("H SHARE CLASS MEETING") are scheduled to take place on 20 January 2006 at 9:30 a.m. and 10:00 a.m. (or immediately after the conclusion or adjournment of the Domestic Share Class Meeting) respectively at which special resolution will be proposed to consider and, if thought fit, to approve the A Share Issue.

The EGM is scheduled to take place on 20 January 2006 at 10:30 a.m. (or immediately after the conclusion or adjournment of the H Share Class Meeting), at which resolutions will be proposed to consider and, if thought fit, to approve the A Share Issue and authorise the Board to handle all matters in relation therewith.

                              LETTER FROM THE BOARD

The Company Register will be closed from 21 December 2005 to 20 January 2006 (both days inclusive). In order to qualify for attendance and voting at the H Share Class Meeting and the EGM, transfer documents accompanied by share certificates and other appropriate documents must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on 20 December 2005. Shareholders whose names appear on the Company Register at the close of business on 20 December 2005, or their proxies, will be entitled to attend and vote at the H Share Class Meeting and the EGM.

It should be noted that the A Share Issue, upon the approval from the shareholders of the Company at the class meetings and the EGM, is still subject to the approval of CSRC and approval of the Shanghai Stock Exchange to the listing and trading of the A Shares on the Shanghai Stock Exchange.

The approval to make the A Share Issue and mandate authorising the Board to handle all relevant matters in connection therewith shall be valid (i) for one year from the date of passing of such resolutions at the Domestic Share Class Meeting, H Share Class Meeting and/ or the EGM, as the case may be; or (ii) until the date on which the authority set out in the resolutions is revoked or varied by the requisite special resolutions of the members in general meeting in accordance with the Company Law of the PRC and the articles of association of the Company, whichever is the earlier.

GENERAL

There is no assurance that the A Share Issue will proceed or that the terms of the A Share Issue will be as set out herein. Investors are advised to exercise caution in dealing in the shares of the Company. Further details about the A Share issue will be disclosed in newspapers in the PRC at the time of the A Share Issue, an extract of which will be published in newspaper in Hong Kong.


                                                       Yours faithfully,
                                                   On behalf of the Board of
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                          WU JUNGUANG
                                                           Chairman

                 NOTICE OF CLASS MEETING OF HOLDERS OF H SHARES

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

NOTICE IS HEREBY GIVEN that the board of directors ("BOARD") of Guangshen Railway Company Limited (the "COMPANY") has resolved that a class meeting of the holders of H shares of the Company (the "H SHAREHOLDERS CLASS MEETING") is to be held at the Meeting Room of the Company at 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 10:00 a.m. on 20 January 2006 (or immediately after the conclusion or adjournment of the class meeting of the holders of the domestic shares of the Company) to consider and, if thought fit, to pass the following special resolution:

"THAT subject to the approval at: (i) the class meeting of holders of domestic shares of the Company; and (ii) the extraordinary general meeting of shareholders of the Company, the proposal for the application for the public issue of Renminbi-denominated ordinary shares of the Company of Renminbi 1.00 each (the "A SHARE ISSUE") (Details of the A Share Issue are set out in the Company's circular of 5 December 2004 (the "CIRCULAR"), a summary of the structure of which is set out as follows) be and is hereby approved.

Structure of the A Share Issue:

(a) Class of securities to be issued: Renminbi-denominated ordinary shares ("A SHARES");

(b)  Par value of the A Share Issue: Renminbi 1.00;

(c)  Size of the A Share Issue: Not more than 2,750,000,000 A Shares;

(d)  Proposed place of listing: Shanghai Stock Exchange;

(e) Target subscribers: Natural persons and institutional investors within the PRC, except those restricted by the applicable PRC laws and regulations;

(f) Pricing and issuing mechanism: Pricing and issuing mechanism will be determined by the applicable rules and regulations of China Securities Regulatory Commission; and

(g) Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company.

Resolution approving the proposal shall be valid for one (1) year from the date of approval."

                 NOTICE OF CLASS MEETING OF HOLDERS OF H SHARES

Notes:

(1) Holders of H shares of the Company are advised that the register of members of the Company's H shares will be closed from 21 December 2005 to 20 January 2006 (both dates inclusive). Holders of H shares of the Company whose names appear on the register of members of H shares of the Company at 4:00 p.m. on 20 December 2005, or their proxies, are entitled to attend the H Shares Shareholders Class Meeting by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the H Shareholders Class Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the H Shares Shareholders Class Meeting or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the H Shareholders Class Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 31 December 2005.

(6) The H Shareholders Class Meeting is expected to last not more than half a day. Shareholders and proxies attending the H Shareholders Class Meeting shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:
No.1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
6 December 2005

             NOTICE OF CLASS MEETING OF HOLDERS OF DOMESTIC SHARES

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

NOTICE IS HEREBY GIVEN that the board of directors ("BOARD") of Guangshen Railway Company Limited (the "COMPANY") has resolved that a class meeting of the holders of domestic shares of the Company (the "DOMESTIC SHAREHOLDERS CLASS MEETING") is to be held at the Meeting Room of the Company at 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 9:30 a.m. on 20 January 2006 to consider and, if thought fit, to pass the following special resolution:

"THAT subject to the approval at: (i) the class meeting of holders of H shares of the Company; and (ii) the extraordinary general meeting of shareholders of the Company, the proposal for the application for the public issue of Renminbi-denominated ordinary shares of the Company of Renminbi 1.00 each (the "A SHARE ISSUE") (Details of the A Share Issue are set out in the Company's circular of 5 December 2004 (the "CIRCULAR"), a summary of the structure of which is set out as follows) be and is hereby approved.

Structure of the A Share Issue:

(a) Class of securities to be issued: Renminbi-denominated ordinary shares ("A SHARES");

(b)  Par value of the A Share Issue: Renminbi 1.00;

(c)  Size of the A Share Issue: Not more than 2,750,000,000 A Shares;

(d)  Proposed place of listing: Shanghai Stock Exchange;

(e) Target subscribers: Natural persons and institutional investors within the PRC, except those restricted by the applicable PRC laws and regulations;

(f) Pricing and issuing mechanism: Pricing and issuing mechanism will be determined by the applicable rules and regulations of China Securities Regulatory Commission; and

(g) Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company.

Resolution approving the proposal shall be valid for one (1) year from the date of approval."

              NOTICE OF CLASS MEETING OF HOLDERS OF DOMESTIC SHARES

Notes:

(1) Each shareholder entitled to attend and vote at the Domestic Shareholders Class Meeting may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(2) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(3) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the Domestic Shareholders Class Meeting or any adjournment thereof (as the case may be).

(4) Shareholders who intend to attend the Domestic Shareholders Class Meeting are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 31 December 2005.

(5) The Domestic Shareholders Class Meeting is expected to last not more than half a day. Shareholders and proxies attending the Domestic Shareholders Class Meeting shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:
No.1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
6 December 2005

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the "EGM") of Guangshen Railway Company Limited (the "COMPANY") will be held at the Meeting Room of the Company at 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 10:30 a.m. on 20 January 2006 (or immediately after the conclusion or adjournment of the class meeting of the holders of H shares of the Company) to consider and, if thought fit, to pass the following resolutions:

                               SPECIAL RESOLUTION

"THAT subject to the approval at: (i) the class meeting of holders of domestic shares of the Company; and (ii) the class meeting of holder of H Shares of the Company, the proposal for the application for the public issue of Renminbi-denominated ordinary shares of the Company (the "A SHARE ISSUE") (Details of the A Share Issue are set out in the Company's circular of 5 December 2004 (the "CIRCULAR"), a summary of the structure of which is set out as follows) be and is hereby approved.

Structure of the A Share Issue:

(a) Class of securities to be issued: Renminbi-denominated ordinary shares ("A SHARES");

(b)  Par value of the A Share Issue: Renminbi 1.00;

(c)  Size of the A Share Issue: Not more than 2,750,000,000 A Shares;

(d)  Proposed place of listing: Shanghai Stock Exchange;

(e) Target subscribers: Natural persons and institutional investors within the PRC, except those restricted by the applicable PRC laws and regulations;

(f) Pricing and issuing mechanism: Pricing and issuing mechanism will be determined by the applicable rules and regulations of China Securities Regulatory Commission; and

(g) Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company."

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                               ORDINARY RESOLUTION

"THAT the Board be and is hereby authorised to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to handle for and on behalf of the Company all relevant matters in connection with the A Share Issue."

Resolutions approving the proposal shall be valid for one (1) year from the date of approval.

Notes:

(1) Holders of H shares of the Company are advised that the register of members of the Company's H shares will be closed from 21 December 2005 to 20 January 2006 (both dates inclusive), during which no transfer of H shares will be registered. Shareholders of the Company whose names appear on the register of members of the Company at 4:00 p.m. on 20 December 2005, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports.

(2) Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(3) Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority, must be delivered to the registered address of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the EGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 31 December 2005.

(6) The EGM is expected to last not more than half a day. Shareholders and proxies attending the EGM shall be responsible for their own travelling, accommodation and other related expenses.

Registered Office of the Company:
No.1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                        By Order of the Board
                                        GUO XIANGDONG
                                        Company Secretary

Shenzhen, the PRC
6 December 2005

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS
                   AT THE H SHARES SHAREHOLDERS CLASS MEETING

           Number of shares to which this proxy form relates:(Note 1)

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE H SHARES SHAREHOLDERS CLASS MEETING/ ___________________________________________________________ (Note 3) of
________________________________________________________________________________
as my/our proxy to attend and vote on my/our behalf at the H shares shareholders class meeting (the "H Shares Shareholders Class Meeting") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 10:00 a.m. on 20 January 2006 (or immediately after the conclusion or adjournment of the domestic shareholders class meeting) in respect of the resolution set out in the notice convening the H Shares Shareholders Class Meeting as hereunder indicated, and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

          SPECIAL RESOLUTION            FOR (Note 4)   AGAINST (Note 4)
          ------------------            ------------   ----------------
To approve the A Share Issue (Note 7)


Date:                            Signature:                             (Note 5)
      ------------------------              ---------------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE H SHARES SHAREHOLDERS CLASS MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the H Shares Shareholders Class Meeting. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorised in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is incorporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged with the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the H Shares Shareholders Class Meeting or any adjournment thereof (as the case may be).

7. The term is defined in the notice convening the H Shares Shareholders Class Meeting.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS
                   AT THE DOMESTIC SHAREHOLDERS CLASS MEETING

           Number of shares to which this proxy form relates:(Note 1)

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE DOMESTIC SHAREHOLDERS CLASS MEETING/ ___________________________________ (Note 3) of
________________________________________________________________________________
as my/our proxy to attend and vote on my/our behalf at the domestic shareholders class meeting (the "Domestic Shareholders Class Meeting") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 9:30 a.m. on 20 January 2006 in respect of the resolution set out in the notice convening the Domestic Shareholders Class Meeting as hereunder indicated, and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

          SPECIAL RESOLUTION            FOR (Note 4)   AGAINST (Note 4)
          ------------------            ------------   ----------------
To approve the A Share Issue (Note 7)


Date:                            Signature:                             (Note 5)
      ------------------------              ---------------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE DOMESTIC SHAREHOLDERS CLASS MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the Domestic Shareholders Class Meeting. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorised in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is incorporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged with the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the Domestic Shareholders Class Meeting or any adjournment thereof (as the case may be).

7. The term is defined in the notice convening the Domestic Shareholders Class Meeting.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                       PROXY FORM FOR USE BY SHAREHOLDERS
                      AT THE EXTRAORDINARY GENERAL MEETING

           Number of shares to which this proxy form relates:(Note 1)

I/We (Note 2) __________________________________________________________________
of _____________________________________________________________________________
being the registered shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/ ________________________________________ (Note 3) of
________________________________________________________________________________
as my/our proxy to attend and vote on my/our behalf at the extraordinary general meeting ("EGM") of the Company (or any adjournment thereof) to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, at 10:30 a.m. on 20 January 2006 (or immediately after the conclusion or adjournment of the H Shares Shareholders class meeting) in respect of the resolutions set out in the notice convening the EGM as hereunder indicated, and if no indication is given, as my/our proxy thinks fit or abstains at his/her own discretion.

          SPECIAL RESOLUTION            FOR (Note 4)   AGAINST (Note 4)
          ------------------            ------------   ----------------
To approve the A Share Issue (Note 7)

          ORDINARY RESOLUTION           FOR (Note 4)   AGAINST (Note 4)
          -------------------           ------------   ----------------
To authorise the Board to handle all
matters in connection with the A
Share Issue


Date:                            Signature:                             (Note 5)
      ------------------------              ---------------------------

Notes:

1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.

2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.

3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the EGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.

4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A " X " IN THE BOX MARKED "AGAINST". Failure to complete the boxes will entitle your proxy to cast your vote(s) or abstain at his/her discretion.

5. This proxy form must be signed by you or your attorney duly authorised in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointor is incorporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorised in writing.

6. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged with the Secretariat of the Board of Directors of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

7.   These terms are defined in the notice convening the EGM.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                   ATTENDANCE CONFIRMATION REPLY FORM FOR THE
                       H SHARES SHAREHOLDERS CLASS MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, holders of H shares of the Company who intend to attend the H shares shareholders class meeting of the Company to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 20 January 2006 at 10:00 a.m. (or immediately after the conclusion or adjournment of the domestic shareholders class meeting) shall complete this attendance confirmation reply form.

Name _________________________________________   Number of shares held _________

Identity card number/passport number _________   Telephone number ______________

Address ________________________________________________________________________

________________________________________________________________________________


Date:                               Signature of the shareholder:
      ---------------------------                                 --------------

Notes:

(1) Holders of the Company's H shares whose names appear on the register of members of the Company at 4:00 p.m. on 20 December 2005 are entitled to complete this attendance confirmation reply form and attend the H shares shareholders class meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 31 December 2005.

(6)  (i)  If in person or by post, please deliver to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          No. 1052 Heping Road
          Shenzhen, Guangdong Province
          The People's Republic of China
          Postal Code: 518010

     (ii) If by facsimile, please transmit to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          Facsimile number: (86 755) 25591480

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

                   ATTENDANCE CONFIRMATION REPLY FORM FOR THE
                       DOMESTIC SHAREHOLDERS CLASS MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, holders of domestic shares of the Company who intend to attend the domestic shareholders class meeting of the Company to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 20 January 2006 at 9:30 a.m. shall complete this attendance confirmation reply form.

Name _________________________________________   Number of shares held _________

Identity card number/passport number _________   Telephone number ______________

Address ________________________________________________________________________

________________________________________________________________________________


Date:                               Signature of the shareholder:
      ---------------------------                                 --------------

Notes:

(1) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(2)  Please provide a copy of your identity card (or passport).

(3)  Please provide a copy of the Company's share certificate(s).

(4) This attendance confirmation reply form, together with the documents mentioned in items (2) and (3) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 31 December 2005.

(5)  (i)  If in person or by post, please deliver to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          No. 1052 Heping Road
          Shenzhen, Guangdong Province
          The People's Republic of China
          Postal Code: 518010

     (ii) If by facsimile, please transmit to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          Facsimile number: (86 755) 25591480

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)

    ATTENDANCE CONFIRMATION REPLY FORM FOR THE EXTRAORDINARY GENERAL MEETING

Pursuant to the Articles of Association of Guangshen Railway Company Limited (the "Company") and the Company Law of the People's Republic of China and relevant regulations, shareholders of the Company who intend to attend the extraordinary general meeting of the Company to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on 20 January 2006 at 10:30 a.m. (or immediately after the conclusion or adjournment of the H shares shareholders class meeting) shall complete this attendance confirmation reply form.

Name _________________________________________   Number of shares held _________

Identity card number/passport number _________   Telephone number ______________

Address ________________________________________________________________________

________________________________________________________________________________


Date:                               Signature of the shareholder:
      ---------------------------                                 --------------

Notes:

(1) Holders of the Company's shares whose names appear on the register of members of the Company at 4:00 p.m. on 20 December 2005 are entitled to complete this attendance confirmation reply form and attend the extraordinary general meeting.

(2) This attendance confirmation reply form shall be completed in BLOCK LETTERS. Copies of this attendance confirmation reply form are also valid.

(3)  Please provide a copy of your identity card (or passport).

(4)  Please provide a copy of the Company's share certificate(s).

(5) This attendance confirmation reply form, together with the documents mentioned in items (3) and (4) above shall be delivered to the Company in person, by post (based on the local postal stamp) or by facsimile on or before 31 December 2005.

(6)  (i)  If in person or by post, please deliver to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          No. 1052 Heping Road Shenzhen, Guangdong Province
          The People's Republic of China
          Postal Code: 518010

     (ii) If by facsimile, please transmit to:
          Secretariat of the Board of Directors of Guangshen Railway Company Limited
          Facsimile number: (86 755) 25591480